SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

OTI Contact: Galit Mendelson Director of Corporate Communication 212-531-3247 galit@otiglobal.com	Agency Contacts: Paul Holm and Leon Zalmanov PortfolioPR 212 736 9224 pholm@portfoliopr.com / lzalmanov@portfoliopr.com

OTI REPORTS FY2003 FIRST QUARTER IMPROVED RESULTS

Revenues up 14%, Gross Profit up 24%, Operating Loss down 49%;

Strong Progress in Petroleum Payment Management, Micropayments
and Access Control Markets

Cupertino, CA– May 27, 2003 –OTI (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions, today announced its consolidated financial results for the first quarter ended March 31, 2003.

Revenues for the first quarter of 2003 were $4.7 million, up 14% compared to $4.2 million for the first quarter of 2002, and up 20% from $3.9 million for the prior quarter. Gross profit for first quarter was $2.4 million up 24% from $1.9 million in the first quarter last year and up 29% from $1.9 million in the prior quarter. Operating loss for first quarter decreased 49%, to $654,000 from $1.3 million in the first quarter of last year and decreased 45% from $1.2 million in the previous quarter. Net loss per share for the first quarter was $0.63 compared to $0.76 per share in the first quarter of 2002 and $1.15 in the previous quarter.

The increases in revenues and gross profit, together with the sharp drop in operating loss, are indicative of the ongoing business developments at OTI. All of this reflects the previously announced decision by OTI to focus on higher margin projects and recurring revenue models that generate service fees from ongoing customer services, technical support and transaction fees. In addition, research and development costs decreased by 26%. The R&D decrease is also a part of the financial discipline/cost cutting program instituted company-wide.

During the first quarter of 2003, many important business developments took place that served to move OTI towards its objectives. In January, the Company announced that ICTS International’s IP@SS airport security product, which was successfully implemented by Continental Airlines on its flights between Newark International Airport and Tel Aviv International Airport since October 2002, had been expanded to include round-trip operations between Newark International Airport and Amsterdam Schipol Airport. OTI’s security product is integrated into the ICTS system and includes contactless microprocessor-based smart cards, readers and related technology. At the end of January, the Logistical and Transport Division of Imperial Bulk Services, the largest commercial fueling network in South Africa selected FuelMaster, OTI’s Gasoline Management System, for its entire fleet. In February, the Deutsche Börse AG approved OTI for admission to the Prime Standard Segment. OTI shares stopped trading on the Neuer Markt and immediately began trading on the Prime Segment under the symbol “OT5". In March, Fargo Electronics, a leading developer of innovative printing systems that personalizes identification cards with digital images, text, and electronically coded information, announced that OTI had joined the Fargo Technology Alliance (FTA). FTA is a global technology group of 31 smart, optical, and proximity card application software developers and manufacturers, that promotes effective, advanced smart card solutions. This inclusion recognizes OTI as a leading provider of contactless microprocessor-based smart card solutions.

Since the end of the quarter, OTI announced that it is providing integrated point-of-sale solutions to Loews Cineplex as part of MasterCard’s PayPass™ trial in Orlando, Florida. Representing an industry first, the OTI reader allows customers to pay for admission tickets, as well as their snacks at the concession stands, by simply placing their MasterCard PayPass enabled payment cards in front of a glass window. This solution is currently installed at the Loews Universal Cineplex in Orlando, one of the country’s largest movie theater multiplexes. OTI’s technology is an integral part of MasterCard’s PayPass program, with different applications using varying components and services. For example, OTI provided a turnkey PayPass solution deployed in the drive-thru lanes of many quick serve restaurants in the Orlando trial.

The Company also announced that ABSA, the largest commercial bank in South Africa, had joined OTI’s FuelMaster Express Program geared towards private motorists. ABSA, with over 400,000 motorists, has the largest fuel card customer base in the country. In 2002, over 100 million liters (26 million gallons) of fuel were dispensed through the FuelMaster System, for which OTI receives a volume-based fee and a monthly management fee for back-office service. The Company expects approximately 150 million liters (40 million gallons) of fuel to be dispensed in 2003, with an additional 20 million liters (5.2 million gallons) dispensed just through the FuelMaster Express program.

Commenting on the first quarter 2003 operating results, Oded Bashan, President and CEO of OTI stated, “During the first quarter of 2003, OTI saw significant progress in its petroleum payment management and micropayments products. Our technology improves the way people are doing business by providing a faster, more secured and flexible solution. Going forward, we expect to continue to broaden its base of applications into new and exciting areas.”

The Company will host a conference call to discuss these results on Tuesday May 27th, at 10:00AM, EDT; 16:00 Germany time; 17:00 Israel time.
To participate, please call: 1-866-500-4965 (U.S. toll free), 0-800-181-4332 (Germany toll free), 1-800-260-789 (Israel toll free), +972 3 9255931 (international), id code: OTI.
The conference call will also be available for replay starting 11AM EST on the day of the call until midnight May 29th, by calling 1-866-500-4965 (U.S.), 0-800-181-4332 (Germany) +972 3 9255931 (international).

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for micropayments, mass transit ticketing, parking, petroleum payment systems, loyalty programs, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include:
MasterCard, BP, EDS, First Data Resources, Xerox, Repsol, the Government of Israel and ICTS.
For more information on OTI, visit www.otiglobal.com.

(TABLES TO FOLLOW)

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

ON TRACK INNOVATIONS LTD.

CONSOLIDATED BALANCE SHEETS
US dollars in thousands

	March 31, 2003	December 31, 2002
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 1,455	$ 2,145
Short-term investments	1,659	1,664
Trade receivables (net of allowance for doubtful accounts
of $276 and $244 as of March 31, 2003 and December 31,
2002, respectively)	2,272	1,982

Other receivables and prepaid expenses	1,055	838
Inventories	4,105	4,192

Total current assets	10,546	10,821

SEVERANCE PAY DEPOSITS	798	743
PROPERTY, PLANT AND EQUIPMENT, NET	6,249	6,559
OTHER INTANGIBLE ASSETS, NET	466	513
GOODWILL	5,383	5,383

Total assets	$ 23,442	$ 24,019

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term bank credit and current maturities of long-term

bank loans	$ 2,871	$ 2,520
Trade payables	2,499	2,176
Other current liabilities	1,981	2,175

Total current liabilities	7,351	6,871

LONG-TERM LIABILITIES
Long-term loans, net of current maturities	3,854	4,006
Convertible notes	179	169
Deferred revenues	716	716
Accrued severance pay	1,288	1,216

Total long-term liabilities	6,037	6,107

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Share capital	52	52
Additional paid-in capital	47,804	48,147
Deferred stock compensation	(584)	(1,115)
Accumulated other comprehensive income	175	201
Accumulated deficit	(37,393)	(36,244)

Total shareholder's equity	10,054	11,041

Total liabilities and shareholders' equity	$ 23,442	$ 24,019

ON TRACK INNOVATIONS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
US dollars in thousands, except share and per share data

	For the three months ended March 31		For the year ended December 31,
	2003	2002	2002
	(Unaudited)		(Audited)
REVENUES
Products	$ 4,084	$ 3,588	$ 15,492
Non-recurring engineering	174	305	952
Licensing and transaction fees	221	152	651
Customer service and technical support	250	118	868

Total revenues	4,729	4,163	17,963

COST OF REVENUES
Products	2,143	2,109	8,740
Non-recurring engineering	59	50	216
Licensing and transaction fees	-	-	-
Customer service and technical
Support	132	67	546

Total cost of revenues	2,334	2,226	9,502

Gross profit	2,395	1,937	8,461

OPERATING EXPENSES
Research and development	1,007	1,242	4,459
Less - participation by the Office
of the Chief Scientist	244	206	1,103

Research and development, net	763	1,036	3,356
Selling and marketing	966	974	3,869
General and administrative	1,273	1,193	5,183
Amortization of intangible assets	47	20	161

Total operating expenses	3,049	3,223	12,569

Operating loss	(654)	(1,286)	(4,108)
Financial income (expenses), net	(199)	140	41
Other expenses, net	(221)	(22)	(1,955)

Loss before income taxes	(1,074)	(1,168)	(6,022)
Taxes on income	(75)	(22)	(207)

	(1,149)	(1,190)	(6,229)
Minority interest in subsidiary	-	(19)	(19)

Net loss	$ (1,149)	$ (1,209)	$ (6,248)

Basic and diluted net loss per share	$ (0.63)	$ (0.76)	$ (3.76)

Weighted average number of shares
used in computing net loss per
shares - basic and diluted	1,829,919	1,589,311	1,661,170